July 7, 2025

Hanlin Chen
Director
China Automotive Systems Holdings, Inc.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City, Hubei Province 434000
The People   s Republic of China

       Re: China Automotive Systems Holdings, Inc.
           Registration Statement on Form F-4
           Filed July 1, 2025
           File No. 333-288447
Dear Hanlin Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Shu Du